UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Amendment No. 3 to
SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
R.H. Donnelley Corporation
(Name of Subject Company (Issuer))
R.H. Donnelley Corporation
(Name of Filing Person (Offeror))
Options to Purchase Common Stock, Par Value $1.00 Per Share, and Stock Appreciation Rights Having an
Exercise Price Per Share of $10.00 or More and Granted under the Following Plans (including assumed plans):
R.H. Donnelley Corporation 1991 Key Employees’ Stock Option Plan
R.H. Donnelley Corporation 2001 Stock Award and Incentive Plan
R.H. Donnelley Corporation 2005 Stock Award and Incentive Plan
Dex Media, Inc. 2004 Incentive Award Plan
Dex Media, Inc. 2002 Stock Option Plan
R.H. Donnelley Corporation 2001 Partnershare Plan
R.H. Donnelley Corporation 1998 Partnershare Plan
Business.com, Inc. 2004 Stock Option Plan
(Title of Class of Securities)
74955W307
(CUSIP Number of Class of Securities)
(Underlying Common Stock)
Mark W. Hianik
Senior Vice President, General Counsel
and Corporate Secretary
R.H. Donnelley Corporation
1001 Winstead Drive
Cary, North Carolina 27513
Telephone: (919) 297-1600
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
With a copy to:
Gerald F. Roach
Amy M. Batten
Smith, Anderson, Blount, Dorsett,
Mitchell & Jernigan, L.L.P.
2500 Wachovia Capitol Center
Raleigh, North Carolina 27601
(919) 821-1220
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,759,259	$69.14
*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase

2,299,295 shares of common stock of R.H. Donnelley Corporation and stock appreciation rights covering 3,683,056 shares of such common stock with a combined aggregate value of $1,759,259, as of May 23, 2008, will be exchanged pursuant to this offer. The aggregate values of such options and stock appreciation rights were calculated based on the Black-Scholes option valuation model.
**
The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $39.30 for each $1,000,000 of the value of the transaction. The filing fee was previously paid with the Schedule TO filed with the Securities and Exchange Commission on June 12, 2008.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not Applicable	Filing Party: Not Applicable
Form or Registration No.: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

EXPLANATORY NOTE
This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO filed by R.H. Donnelley Corporation, a Delaware corporation (“RHD”), with the Securities and Exchange Commission on June 12, 2008, as amended June 13, 2008 and July 9, 2008 (the “Schedule TO”), relating to an offer to eligible employees by RHD to exchange (the “offer”) certain outstanding options to purchase shares of RHD common stock, par value $1.00 per share, and stock appreciation rights with respect to RHD’s common stock (“SARs”) upon the terms and subject to the conditions set forth in the Offer to Exchange, dated June 12, 2008, and in the accompanying cover letter, election form and notice of withdrawal, which were previously filed as Exhibits (a)(1)(i), (a)(1)(ii), (a)(1)(iii) and (a)(1)(v), respectively, to the Schedule TO.
This Amendment No. 3 is the final amendment to the Schedule TO reporting the results of the offer.
Item 4. Terms of the Transaction.
Item 4 of the Schedule TO is hereby amended and supplemented to add the following:
The offer expired on July 10, 2008 at 12:00 midnight Eastern Daylight Time. Pursuant to the offer, RHD has accepted for exchange and cancelled an aggregate of 4,630,626 options to purchase and SARs covering shares of its common stock, representing approximately 78% of the Eligible Awards. Included in this figure are options to purchase and SARs covering 2,378,246 shares of common stock tendered by executive officers of RHD. Subject to and in accordance with the terms and conditions of the Offer to Exchange, RHD has granted new SARs covering an aggregate of 1,233,867 shares of its common stock (including SARs covering an aggregate of 627,441 shares of its common stock granted to executive officers of RHD) under the 2005 Plan in exchange for the Eligible Awards accepted and cancelled.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

R.H. Donnelley Corporation
By:	/s/ Mark W. Hianik
	Name:	Mark W. Hianik
	Title:	Senior Vice President, General Counsel and Corporate Secretary

Date: July 17, 2008

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